 Filed Pursuant to Rule 424(b)(5)
 Registration No. 333-284133
AMENDMENT NO. 1
(To prospectus supplement dated February 14, 2025
and accompanying prospectus dated January 3, 2025)
$1,000,000,000
Class A Common Stock
This prospectus supplement amendment no. 1 (this “amendment”) amends the prospectus supplement dated February 14, 2025 (the “original prospectus supplement”). This amendment should be read in conjunction with the original prospectus supplement and the accompanying prospectus, dated January 3, 2025 (the “prospectus”), each of which are to be delivered with this amendment, and is qualified by reference thereto, except to the extent that this amendment contains information that is different from or in addition to the information in the original prospectus supplement. Unless otherwise indicated, all other information included in the original prospectus supplement that is not inconsistent with the information set forth in this amendment remains unchanged.
On February 14, 2025, we entered into a Controlled Equity OfferingSM Sales Agreement (the “sales agreement”) with Cantor Fitzgerald & Co. (“Cantor”), TD Securities (USA) LLC (“TD Securities”) and Allen & Company LLC (“Allen & Co.”) (each, a “sales agent” and together, the “sales agents”), relating to the sale of shares of our Class A common stock, $0.00001 par value per share (“Class A common stock”), offered by the original prospectus supplement and accompanying prospectus. We are filing this amendment to the original prospectus supplement to increase the aggregate dollar amount of shares of Class A common stock that we may sell in accordance with the sales agreement. The original prospectus supplement authorized us to offer and sell shares of Class A common stock having an aggregate offering price of up to $500,000,000. As of the date of this amendment, we have offered and sold 69,105,334 shares of our Class A common stock pursuant to the sales agreement for gross proceeds of $420,620,688. This amendment is increasing the dollar amount of shares of common stock available to be sold from time to time hereunder to $1,000,000,000, which consists of $79,379,312 remaining as originally authorized under the original prospectus supplement and an additional $920,620,688, from and including the date hereof.
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “AUR.” On July 29, 2025, the last reported sale price of our Class A common stock on the Nasdaq Global Select Market was $5.97 per share.
Sales of our Class A common stock, if any, under the original prospectus supplement, as amended by this amendment, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”). The sales agents are not required to sell any specific amount of securities, but will act as our sales agents using commercially reasonable efforts consistent with their respective normal trading and sales practices, on mutually agreed terms between the sales agents and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.
The sales agents will be entitled to compensation at a commission rate of up to 3.0% of the gross proceeds of any shares of our Class A common stock sold under the sales agreement. In connection with the sale of our Class A common stock on our behalf, each sales agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the sales agents will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to each sales agent with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “Plan of Distribution” beginning on page S-11 of the original prospectus supplement for additional information regarding the compensation to be paid to the sales agents.
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-4 of original prospectus supplement, and in the other documents that are incorporated by reference herein and therein.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this amendment, the original prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Cantor	TD Securities

Allen & Company LLC
The date of this amendment no. 1 is July 30, 2025.

PLAN OF DISTRIBUTION
We have entered into a Controlled Equity OfferingSM Sales Agreement, or the sales agreement, with Cantor, TD Securities and Allen & Co. Pursuant to this prospectus supplement, we may offer and sell shares of our Class A common stock having an aggregate gross sales price of up to $1,000,000,000 from time to time through Cantor, TD Securities and Allen & Co. acting as sales agents. Sales pursuant to the sales agreement may be made through affiliates of the sales agents. A copy of the sales agreement was filed as an exhibit to Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and is incorporated by reference into this prospectus supplement.
Upon delivery of a placement notice and subject to the terms and conditions of the sales agreement, the sales agents may sell shares of our Class A common stock by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. We may instruct the sales agents to sell shares under the sales agreement in a “block” within the meaning of Rule 10b-18(a)(5) under the Exchange Act. We may instruct the sales agents not to sell Class A common stock if the sales cannot be effected at or above the price designated by us from time to time. We or the sales agents may suspend the offering of Class A common stock upon notice and subject to other conditions.
We will pay the sales agents commissions, in cash, for its service in acting as agent in the sale of our Class A common stock. The sales agents will be entitled to compensation at a commission rate of up to 3.0% of the sales price per share sold under the sales agreement. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse the sales agents for certain specified expenses, including the fees and disbursements of their legal counsel in an amount not to exceed $100,000 in connection with the execution of the sales agreement, in addition to an amount not to exceed $25,000 per calendar quarter thereafter, as applicable, and an amount not to exceed $40,000 in connection with the filing of a new registration statement, prospectus or supplemental prospectus relating to the shares that may be sold pursuant to the sales agreement. We estimate that the total expenses for the offering, excluding compensation and reimbursements payable to the sales agents under the terms of the sales agreement, will be approximately $2 million.
Settlement for sales of shares of our Class A common stock will occur on the first business day following the date on which any sales are made, or on some other date that is agreed upon by us and the sales agents in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of our Class A common stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and the sales agents may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
The sales agents will use their commercially reasonable efforts, consistent with its sales and trading practices, to solicit offers to purchase the Class A common stock under the terms and subject to the conditions set forth in the sales agreement. In connection with the sale of the Class A common stock on our behalf, each sales agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of such sales agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agents against certain civil liabilities, including liabilities under the Securities Act.
The offering of shares of our Class A common stock pursuant to the sales agreement will terminate upon the termination of the sales agreement as permitted therein. We and the sales agents may each terminate the sales agreement at any time upon ten days’ prior notice.
Each of Cantor, TD Securities and Allen & Co. and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, the sales agents will not engage in any market making activities involving our Class A common stock while the offering is ongoing under this prospectus supplement.
This prospectus supplement and the accompanying prospectus may be made available in electronic format on a website maintained by the sales agents, and the sales agents may distribute this prospectus supplement and the accompanying prospectus electronically.

$1,000,000,000
Class A Common Stock
AMENDMENT NO. 1

Cantor	TD Securities

Allen & Company LLC
July 30, 2025